Exhibit 99.2.3


March 8, 2004


Leonard W. Burningham, Esq.
455 East 500 South, #205
Salt Lake City, Utah 84111

Re:       Tintic Gold Mining Company, a Utah corporation (the
          "Company")

Dear Mr. Burningham:

          Thank you for your letter dated March 5, 2004, regarding the S-8 proposals of the Securities and Exchange Commission, which I have reviewed.

          I am not a public relations person for the Company or any other entity. I have not and do not intend to raise any funding for the Company. The services that I have rendered to or for the benefit of the Company included providing advice, documentation and information only to the Company regarding its organizational structure and related matters, and no services rendered by me were "capital raising" services as that term is defined in applicable securities laws, rules and regulations; or services that may be deemed to be services that promote or maintain a market for the securities of the Company; or services that were in connection with a "reverse" merger, reorganization or similar transaction involving the Company.

          I acknowledge receipt of a copy of the Company's written 2002 Stock Option/Stock Issuance Plan and its written 2003 Stock Option/Stock Issuance Plan, and that I have access to the web site of the Securities and Exchange Commission where I have reviewed all reports and/or registration statements filed by the Company with the Securities and Exchange Commission during the past 12 months.

          Thank you.

                              Very truly yours,

                         /s/Hugh N. Coltharp
                              Hugh N. Coltharp